SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

to

ANNUAL REPORT

of

ASIAN INFRASTRUCTURE INVESTMENT BANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXHIBIT 15 — SUPPLEMENTAL INFORMATION REGARDING THE ASIAN INFRASTRUCTURE INVESTMENT BANK

EXPLANATORY NOTE

This Amendment No. 6 to the annual report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) is filed by the Asian Infrastructure Investment Bank (“AIIB”), a multilateral development bank established and operating under the Articles of Agreement, an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015, with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. This amendment to the Annual Report, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by AIIB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

The Annual Report is hereby amended as follows:

1. Exhibit 15 hereto, entitled “Supplemental Information Regarding the Asian Infrastructure Investment Bank,” is added to the Annual Report;

2. Exhibit 12 to the Annual Report, as amended by Exhibit 14 to the Annual Report, is hereby amended by replacing the text under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Portfolio—Loans by Sector” with the text under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Portfolio—Loans by Sector” in Exhibit 15 hereto.

3. Exhibit 3 to the Annual Report is hereby amended by replacing the text under the caption “Operations of AIIB—Financial Instruments” with the text under the caption “Operations of AIIB—Financial Instruments” in Exhibit 15 hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Beijing, People’s Republic of China, on the 25th day of March, 2022.

ASIAN INFRASTRUCTURE INVESTMENT BANK

By:	/s/ Andrew Cross
Name:	Andrew Cross
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

15.	Supplemental Information Regarding the Asian Infrastructure Investment Bank

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